RBC **RosBusinessConsulting**

Securities and Exchange Commission
File No: 82-34864

SEC MAIL PROCESSING
RECEIVED
MAR 10 2006
WASH. D.C. 185 SECTION

07.03.2006

06011601

SUPPL

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. The press release 'RBC to be included in the MICEX Index'.

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

PR
MAR 14 2006
THOMSON
FINANCIAL

dlw 3/13

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.
Internet: http://www.rbc.ru

RosBusinessConsulting

RBC

RBC to be included in the MICEX Index

Moscow, March 2, 2006 – On February 27, the Index Committee under the MICEX (Moscow Interbank Currency Exchange) announced changes to the MICEX Index basket and inclusion of several new issuers into it with OAO RBC Information Systems (**RTS, MICEX: RBCI**) among them effective March 14.

The Index Committee decided to review the MICEX Index basket in order to update the Index and bring its structure in line with the current market situation, so that the Index remains an integral indicator reflecting the state of Russia's stock market.

According to a press release posted on the MICEX's web site on February 28, 2006, the inclusion of new stocks in the Index will help expand the number of industries covered by the Index. Each of the newly added issuers is the leader in its market segment, which will allow the MICEX to diversify its Index basket. Therefore, the leading position in a corresponding segment is a necessary criterion for the inclusion of issuers' stock into the Index. To be incorporated into the MICEX Index, stocks must also have sufficient liquidity for the calculation of representative prices used in the Index.

The revised MICEX Index basket will comprise the common stock of Aeroflot, AvtoVAZ, RAO UES, Gazprom, Norilsk Nickel, LUKoil, Mosenergo, Mobile TeleSystems, RBC Information Systems, Rostelecom, Sberbank, Sibneft, Surgutneftegaz, Tatneft, Uralsvyazinform, as well as the preferred stock of RAO UES, Sberbank, Surgutneftegaz and Transneft.

The inclusion of OAO RBC Information Systems in the MICEX Index serves as further confirmation of the company's weight in the areas of mass media and IT, also reflecting the stability and liquidity of its shares.

Additional information. The MICEX Index is the effective capitalization weighted index of the most liquid shares of Russian issuers traded on the MICEX Stock Exchange. The Index is based on the price of transactions made on the MICEX during the main trading session with the shares included in it.

Investor contact: **Natalia Makeeva**
Tel: +7 (495) 363-1111 (ext. 1369),
e-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com.